Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Twelve Weeks Ended
	November 22,	November 17,
	2008	2007
Earnings
Income before income taxes	$207,373	$209,313
Fixed charges	45,066	39,854
Less: Capitalized interest	(172)	(287)

Adjusted earnings	$252,267	$248,880

Fixed charges
Gross interest expense	$31,920	$28,635
Amortization of debt expense	620	415
Interest portion of rent expense	12,526	10,804

Total fixed charges	$45,066	$39,854

Ratio of earnings to fixed charges	5.6	6.2

	Fiscal Year Ended August
	2008	2007	2006	2005	2004
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings
Income before income taxes	$1,007,389	$936,150	$902,036	$873,221	$905,902
Fixed charges	173,311	170,852	156,976	144,930	130,278
Less: Capitalized interest	(1,313)	(1,376)	(1,985)	(1,079)	(813)

Adjusted earnings	$1,179,387	$1,105,626	$1,057,027	$1,017,072	$1,035,367

Fixed charges
Gross interest expense	$120,006	$121,592	$110,568	$102,341	$89,600
Amortization of debt expense	1,837	1,719	1,559	2,343	4,230
Interest portion of rent expense	51,468	47,541	44,849	40,246	36,448

Total fixed charges	$173,311	$170,852	$156,976	$144,930	$130,278

Ratio of earnings to fixed charges	6.8	6.5	6.7	7.0	7.9